MAIL STOP 4-6

      January 12, 2005

Bernard Albanese
President
Interactive Systems Worldwide Inc.
Two Andrews Drive, 2nd Floor
West Paterson, New Jersey 07424-2672

Re:	Interactive Systems Worldwide Inc.
	Registration Statement on Form S-3
      Filed on December 30, 2004
	File No. 333-121772

	Form 10-K for the year ended September 21, 2004
	Filed on December 30, 2004
	File No. 0-21831

Dear Mr. Albanese,

 	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the year ended September 30, 2004

Part II, page 29

Item 8A. Controls and Procedures, page 35
1. We note that you disclose that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective "in timely manner to alert them to material information relating to the Company required to be included in the Company`s periodic SEC filings." However, Item 307 requires that your Chief Executive Officer and Chief Financial Officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (b) of 13a-15 or 15d-15. In this regard, your text suggests that the disclosure controls and procedures that were evaluated by your Chief Executive Officer and Interim Financial
Officer were narrower than the disclosure controls and procedures defined by paragraph (e) of rules 13a-15 and 15d-15. Accordingly, supplementally advise whether Interactive Systems` disclosure controls and procedures were effective as defined in paragraph (e) of rules 13a-15 and 15d-15 for the year ended September 30, 2004 and confirm that Interactive Systems will evaluate its disclosure controls and procedures required by these rules in all future periodic reports.

Part III, page 35
2. We note the disclosure on page 35 that you incorporate by reference Part III information required by Form 10-K from your definitive proxy statement to be filed on or prior to January 28, 2005. Be advised that this definitive proxy statement, including the
Part III information, must be filed prior to effectiveness. Alternatively you may choose to amend your Form 10-K to include the information required by Part III before the effectiveness of this registration statement. See H.6 to the Corporate Finance Telephone
Interpretation Manual publicly available at www.sec.gov.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Jeffrey Werbitt at (202) 942-1957 with any questions. If you need further assistance, please contact the undersigned at (202) 942-1818 or Barbara C. Jacobs, Assistant Director of the Office of Computers and Online Services, at (202) 942-1800.

						Sincerely,



						Mark P. Shuman
						Branch Chief-Legal
						Office of Computers and Online
Services




cc:	Richard M. Hoffman, Esquire
	Friedman Kaplan Seiler & Adelman LLP
	1633 Broadway
	New York, New York 10019







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Interactive Systems Worldwide Inc.
S-3
January 12, 2005
Page 1 of 4